[redacted]

09056641

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...COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HA&W Strategic Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Concourse Parkway, Suite 1000
(No. and Street)

Atlanta (City) MN (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nick Bhandari (404)898-8246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K
3/24

OATH OR AFFIRMATION

I, _______Nick Bhandari____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______HA&W Strategic Partners, LLC____, as of _____________December 31_____________________, 2008_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(OFFICIAL SEAL)
NOTARY PUBLIC GEORGIA
TRACY L. SMITH
COUNTY OF DEKALB
My Commission Expires March 2, 2010

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HA&W STRATEGIC PARTNERS, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Governors
HA&W Strategic Partners, LLC
Atlanta, Georgia

We have audited the accompanying statements of financial condition of HA&W Strategic Partners, LLC (a wholly owned subsidiary of HA&W Capital Partners, LLC) as of December 31, 2008 and 2007, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA&W Strategic Partners, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 18, 2009

HA & W STRATEGIC PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CASH	$ 37,001	$ 33,680
COMMISSIONS RECEIVABLE	34,996	19,959
TOTAL ASSETS	$ 71,997	$ 53,639

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
ACCRUED EXPENSES	$ 4,262	$ 36,576
MEMBER'S EQUITY	67,735	17,063
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 71,997	$ 53,639

See accompanying notes to financial statements.

HA & W STRATEGIC PARTNERS, LLC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES	$ 669,620	$ 520,758
EXPENSES	59,406	42,427
INCOME FROM OPERATIONS	610,214	478,331
OTHER INCOME	-	35,000
NET INCOME	$ 610,214	$ 513,331

See accompanying notes to financial statements.

HA & W STRATEGIC PARTNERS, LLC
STATEMENTS OF MEMBER'S EQUITY
Years Ended December 31, 2008 and 2007

BALANCE, December 31, 2006	$ 30,732
Distributions to member	(527,000)
2007 net income	513,331
BALANCE, December 31, 2007	17,063
Distributions to member	(559,542)
2008 net income	610,214
BALANCE, December 31, 2008	$ 67,735

See accompanying notes to financial statements.

HA & W STRATEGIC PARTNERS, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 610,214	$ 513,331
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(15,037)	7,349
Accrued expenses	(32,314)	11,076
Net Cash Flows from Operating Activities	562,863	531,756
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(559,542)	(527,000)
Net Cash Flows from Financing Activities	(559,542)	(527,000)
Net Change in Cash	3,321	4,756
CASH - Beginning of Year	33,680	28,924
CASH - END OF YEAR	$ 37,001	$ 33,680

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

HA&W Strategic Partners, LLC (the Company) was organized in Georgia as a limited liability company on August 15, 1999. The Company offers money management services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at December 31, 2008 and 2007.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party

In January 2006, the Company entered into an agreement with HA&W Capital Partners, LLC (parent), the sole member, to pay a percentage of shared expenses. Shared overhead costs are allocated based on the Company's revenue as a percentage of the parent's total revenue. Shared expenses incurred by the Company were $51,144 and $36,576 for the years ended December 31, 2008 and 2007. Accrued expenses at December 31, 2008 and 2007 were comprised of shared expenses owed to the parent. Direct broker-dealer expenses are paid by the Company.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2008 and 2007, the Company had net capital of $67,735 and $17,063 which was $62,735 and $12,063 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.06 to 1 and 2.14 to 1 for the years ended December 31, 2008 and 2007.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2008 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

SUPPLEMENTAL INFORMATION

HA & W STRATEGIC PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total member's equity	$ 67,735
Total non-allowable assets	-
Net capital before haircuts on securities positions	67,735
Haircuts on securities positions	-
Net capital	$ 67,735

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 4,262

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 62,735
Excess net capital at 1,000 percent	$ 67,309
Ratio: Aggregate indebtedness to net capital	0.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of December 31, 2008	$ 67,735
Net audit adjustments	-
Net capital per above	$ 67,735

Virchow Krause & company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
HA&W Strategic Partners, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of HA&W Strategic Partners, LLC (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 18, 2009

HA&W STRATEGIC PARTNERS, LLC

Atlanta, Georgia

December 31, 2008 and 2007

FINANCIAL STATEMENTS

Including Independent Auditors' Report